Morgan Stanley India Investment Fund, Inc.

522 Fifth Avenue

New York, NY 10036

June 29, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry L. Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley India Investment Fund, Inc.
File Numbers 811-08238 & 333-159091

Dear Mr. Greene:

Thank you for your additional comment regarding the registration statement on Form N-2 for Morgan Stanley India Investment Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission on May 8, 2009, as amended on May 11, 2009 and June 26, 2009.  Set forth below is a response to that comment.

Comment 1.                                                  Please confirm that the only members of the portfolio management team that are responsible for the day-to-day management of the Fund are those currently named and described in the Fund’s prospectus.  See Investment Company Act Rel. No. 19382 (April 6, 1993).

Response 1.  The only members of the portfolio management team that are responsible for the day-to-day management of the Fund are those currently named and described in the Fund’s prospectus, consistent with the requirements of Form N-2.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6988 or Allison M. Harlow of Clifford Chance US LLP at (212) 878-4988.  Thank you.

Best regards,

/s/ Mary E. Mullin

Mary E. Mullin